VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on December 4, 2025.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING:
If you would like to attend the Virtual Extraordinary General Meeting, to be held on December 5, 2025, at 9:00 a.m., Eastern Time (10:00 p.m. Beijing Time), please register at:
https://meeting.vstocktransfer.com/LUCASDEC25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - Lucas GC Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

PROPOSAL ONE:
To consider and approve as an ordinary resolution to change the authorized share capital from US$50,000 divided into 250,000,000 shares of a par value of US$0.0002 each, comprising of 235,000,000 class A ordinary shares of a par value of US$0.0002 each and 15,000,000 class B ordinary shares of a par value of US$0.0002 each, to US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 class A ordinary shares of a par value of US$0.0002 each and 25,000,000 class B ordinary shares of a par value of US$0.0002 each (the "Share Capital Change").

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL TWO:
To consider and approve as an ordinary resolution to (i) implement a share consolidation of ordinary shares, par value US$0.0002 each (the "Ordinary Shares"), whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors of the Company ("Board") may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the "Share Consolidations" and each, a "Share Consolidation") shall not be more than 5000:1; (ii) authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any Share Consolidation during a period of two years of the date of the EGM; (iii) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (iv) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL THREE:
Subject to the approval by the shareholders of the Share Capital Change, to consider and approve as a special resolution to amend and restate the existing amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Company (the "Amended and Restated M&AA") annexed hereto as Annex A which incorporate amendments including but not limited to the Share Capital Change, with immediate effect.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL FOUR:
Proposal Four: Subject to the approval by the shareholders of the Share Capital Change and Share Consolidations, to consider and approve as a special resolution that conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association (the "Amended and Restated M&AA upon Each Share Consolidation") in substitution for, and to the exclusion of, the Company's memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation, to reflect such Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

(TO BE SIGNED ON REVERSE SIDE)

Lucas GC Limited
Extraordinary General Meeting of Stockholders
December 5, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ONLINE VIRTUALLY ON DECEMBER 5, 2025.

The Notice, Proxy Statement, and Form of Proxy are available online at:

https://ir.lucasgc.com/2025-DEC-Shareholder-Meeting

TO REGISTER FOR THE VIRTUAL MEETING, PLEASE VISIT:

https://meeting.vstocktransfer.com/LUCASDEC25

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Howard Lee, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Lucas GC Limited (the "Company") which the undersigned is entitled to vote, as specified on the reverse side, at the extraordinary general meeting of shareholders of the Company on December 5, 2025, at 9:00 a.m., Eastern Time (10:00 p.m. Beijing Time on December 5, 2025), and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSAL.

The proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponement thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Lucas GC Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

Date	**Signature**	**Signature, if held jointly**
______________________	_________________________________	_________________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.